

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-Mail
Mr. Darren DeRosa
Chief Executive Officer
Sterling Consolidated Corp.
1105 Green Grove Road
Neptune, NJ 07753

> **Re:** **Sterling Consolidated Corp.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-183246**

Dear Mr. DeRosa:

We reviewed the filing and have the comments below.

General

1. We note that you marked as changes numerous sections of the marked or redlined version of the document although you made no changes from the previous amendment. Ensure that you mark as changes in the marked or redlined version of any subsequent amendment only changes made from the previous amendment.

Selling Security Holders, page 13

2. It appears that the footnote number next to Ms. Sally Chichester's name should be 20 and not 19. Please revise.

3. Since Messrs. Angelo DeRosa, Darren DeRosa, and Scott Chichester are no longer selling security holders, please remove the reference to them in the penultimate paragraph.

Equity Exchange Agreement, page 18

4. Revised disclosure that 30,697,040 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange is inconsistent with disclosure under "Recent Sales of Unregistered Securities" on page 37 that 30,797,373 shares of common stock were issued to the Sterling Seal shareholders in the equity exchange. Please reconcile the disclosures.

5. Clarify in the penultimate paragraph that the total of 36,797, 373 shares of common stock outstanding include:

- 33,817,040 shares of common stock issued in the exchange agreement;

- 2,880,00 shares of common stock retained by existing shareholders of Sterling Consolidated Corp; and

- 100,333 shares of common stock sold in a June 2012 private placement.

We note the disclosures under "Private Placements" on page 18 and in notes 1 and 12 to the financial statements on pages F-11 and F-23.

Private Placements, page 18

6. Tell us why you did not include the private placement conducted in December 2012 and the issuance of 160,000 shares of common stock for professional services in August 2012 in this section. We note the disclosures under "Stock Sales" in note 3 to the financial statements on page F-5 and "Private Placement" in note 5 to the financial statements on page F-6.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

7. When you revise your financial statements to present your reportable segment (O-rings and Rubber Products) as well as your All Other category, please also revise your MD&A to discuss with quantification the business reasons for changes between periods in the reportable segment as well as the All Other category. Please refer to Item 303(a) of Regulation S-K.

8. We note your response to comment five from our letter dated January 9, 2013. Your revised disclosures provided an explanation for approximately half of the increase in interest expense for the three and nine months ended September 30, 2012 compared to the corresponding periods in the prior year. Please revise to explain the reasons for the remainder of these increases.

9. We note your response to comment five from our letter dated January 9, 2013. With regard to the increases in other income for the three and nine months ended September 30, 2012 compared to the corresponding periods in the prior year, please disclose how the miscellaneous customer credits arose, why they were not deemed recoverable by customers, and your rationale for recording these unrecoverable amounts as income through the other income line item in each period. Please also tell us the accounting literature that you are relying upon.

10. As noted on page 25, please tell us the nature and amounts of reimbursed freight collected in each period presented as well as your basis in GAAP for including these amounts in the other income line item as opposed to another line item. Please also cite the accounting literature that you are relying upon.

Liquidity and Capital Resources, page 25

11. We note your disclosure on page F-18 that you went into default on your line of credit in May 2012 and obtained a waiver until the line was renewed in September 2012. We also note your disclosure on page F-5 that the financial covenants as of September 30, 2012 remain the same as they were as of December 31, 2011. Please enhance your disclosure to clarify how you intend to ensure you meet the financial covenants as of December 31, 2012 and for at least 12 months from that date. In addition, please disclose, if any, the existence of cross default provisions in other debt agreements that could cause issues absent a waiver. Discuss the impact on your business if you are unable to meet the financial ratios and are unable to continue obtaining a waiver in the event of default.

Recent Sales of Unregistered Securities, page 37

12. Tell us why you did not include the private placements conducted in January, June, and December 2012 and the issuance of 160,000 shares of common stock for professional services in August 2012 in this section. We note the disclosures under "Private Placements" on page 18, "Stock Sales" in note 3 to the financial statements on page F-5, and "Private Placement" in note 5 to the financial statements on page F-6. Alternatively, provide the disclosures in this section required by Item 701 of Regulation S-K.

Unaudited Condensed Consolidated Financial Statements, page F-1

General

13. Please address the comments below regarding your audited consolidated financial statements in your interim unaudited financial statements as well.

Note 1 – Condensed Financial Statements, page F-5

14. Please revise to change the reference to March 31, 2012 since you have not presented any financial statements for that period in your filing.

Note 3 – Financing Transactions, page F-5

15. We note your disclosure on page F-18 that you went into default on your line of credit in May 2012 and obtained a waiver until the line was renewed in September 2012.

Since your financial covenants remain the same for the renewed line as they were for the line of credit as of December 31, 2011, please revise your filing to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please show the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts, if necessary.

Report of Independent Registered Public Accounting Firm

16. It appears that you may have removed the auditor's signature from its audit report in this amendment. Please revise or advise.

Consolidated Financial Statements, page F-7

Note 1 – Summary of Significant Accounting Policies, page F-11

Expenses, page F-14

17. We note your response to comment 16 from our letter dated January 9, 2013. It appears based upon your response and your revised disclosures on page F-25 that cost of services includes more than just the cost of direct labor. Please revise to disclose all of the types of costs included in the cost of services line item.

18. Since direct labor for O-ring and rubber products represents a cost associated with generating product revenue rather than service revenue, please tell us your basis for including this type of cost in cost of services rather than cost of goods.

Segments, page F-15

19. We note your response to comment four from our letter dated January 9, 2013. You appear to have removed most of the disclosures required by ASC 280 from the footnotes to your annual and interim financial statements. Please put them back in as revised for your current thinking regarding reportable segments. For your convenience, it appears that paragraphs 280-10-50-20 through 50-22, 50-25, 50-29 through 50-33, 50-38, and 50-40 through 50-42 should be addressed in your footnote disclosures. It appears that you believe that only one of your operating segments meets the criteria to be presented as a reportable segment – O-rings and Rubber Products. In presenting the required segment disclosures, please note that other business activities and operating segments that are not reportable segments should be included in an All Other category pursuant to ASC 280-10-50-15 that is also separate from other reconciling items required by paragraphs 280-10-50-30 and 50-31. In providing the required segment disclosures, please also ensure that you address comments 19, 20, 21, and 24 from our letter dated January 9, 2013.

Note 4 – Line of Credit, page F-18

20. We note your response to comment 17 from our letter dated January 9, 2013. Please revise to disclose whether or not there were any cross default provisions associated with any of your other debt during the periods presented whereby a default on the line of credit could cause default on the other debt (for example, your mortgage payable or equipment note payable) absent a waiver on the other debt.

Note 13 – Restatement of Financial Statements, page F-24

21. We note your responses to comments 11, 12, and 15 from our letter dated January 9, 2013. Please revise your footnote to explain in greater detail each of the errors being corrected. For example, for the reclassification of inbound freight from general and administrative expenses to cost of goods and cost of services, you should disclose that your previous exclusion of cost of inbound freight from cost of goods and cost of services was inconsistent with ASC 330-10-30-1. Please also describe in detail any balance sheet adjustments made to correct errors rather than just saying that certain reclassifications were made to be consistent with GAAP. Please also revise your column headings throughout your annual and interim financial statements to clearly indicate those that were restated. Please also ensure that your interim financial statements include a restatement footnote.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726